Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Hamilton Beach Brands Holding Company for the registration of 947,371 shares of its Class A common stock and to the incorporation by reference therein of our reports dated March 6, 2019, with respect to the consolidated financial statements and schedule of Hamilton Beach Brands Holding Company, and the effectiveness of internal control over financial reporting of Hamilton Beach Brands Holding Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

March 6, 2019